UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Explanatory note
     On August 2, 2007, Deutsche Bank AG furnished to the Securities and Exchange Commission its Report on Form 6-K, dated August 1, 2007. That Report on Form 6-K contained as Exhibit 99.1 sections of Deutsche Bank AG’s Interim Report as of June 30, 2007. Due to a typographic error, the last sentence of the paragraph beginning “NET INCOME” on page 6 of the Management Report included in that Exhibit erroneously reads “The effective tax rate for the quarter was 3%, unchanged to the prior year quarter.” That sentence should read, and is hereby amended to read, “The effective tax rate for the quarter was 34%, unchanged to the prior year quarter.” (That is, 3 % should be 34%.) The Interim Report published by Deutsche Bank AG contains the correct percentage of 34%. This Report on Form 6-K/A is hereby incorporated by reference into Deutsche Bank AG’s Registration Statement No. 333-137902.

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: August 2, 2007
	By:	/s/ Martin Edelmann

	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel